Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

November 14, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Post-Effective Amendment No. 1 to

Registration Statement on Form F-1

Filed September 30, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of October 14, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Post-Effective Amendment No. 1 to Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2.

Post-Effective Amendment No. 1 to Form F-1 Registration Statement Filed September 30, 2022

Cover Page

1.	We note your disclosure on page 6 that because your volume weighted average stock price was less than the exercise floor of $2.00 for the Warrants, the exercise price of the Warrants will be adjusted to $2.00 after the close of trading on December 14, 2022. Please revise your cover page to disclose the Exercise Price Adjustment. Additionally, please clarify your cover page to disclose, if true, that 1,125,000 of the ordinary shares identified on the cover page are those shares issuable upon the exercise of the 1,125,000 warrants issued to the underwriter as part of the over-allotment option granted to the underwriter in connection with the IPO.

Response: We have revised our disclosure on the cover page of Amendment No. 2 in response to the Staff’s comment.

Patrick Faller and Jan Woo

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

November 14, 2022

Risk Factors

Alpha and other investors in April 2021 financing are entitled to additional Ordinary Shares and warrants or additional shares. . ., page 25

2.	Please revise this risk factor, including the caption, to reflect the fact that your IPO has closed. Revise to state whether your IPO closed with a pre-money valuation of $26,400,000 or lower and to clearly disclose when any additional securities will be issued and in what amount. Please expand your statement that this will “cause further dilution to your share ownership” to disclose the extent of the dilution your shareholders will experience as a result of the additional securities to be issued.

Response: We have revised our disclosure on page 25 of Amendment No. 2 in response to the Staff’s comment. However, we respectfully advise the Staff that at this time, we are unable to determine what amount (if any) of additional securities will be issued to Alpha and other investors in the April 2021 financing and the extent of the dilution our shareholders will experience as a result of the additional securities to be issued. Pursuant to the consent that Alpha provided us in June 2022, and as stated in Amendment No. 2 the Company will evaluate any adjustments required by the Section 2.1(d) of the Share Purchase Agreement with Alpha on December 14, 2022, at the time of the adjustment to the exercise price of the warrants issued in the IPO. Additional securities (if any) will be delivered to Alpha and the other investors in the April 2021 financing 120 days after the closing date of the Company’s IPO, or January 13, 2023.

Related Party Transactions

Share Purchase Agreement with Alpha, page 90

3.	You state on page 90 that “Alpha and other investors in [the] April 2021 financing waived their rights under the per share purchase price protection provision (described above) with respect to the securities issued in our IPO. . . ”. However, you disclose on page 25 that Alpha and the other investors “waived their rights under the per share purchase price protection provision (described above) as of the date of the IPO with respect to the securities issued in the IPO” and state the investors are entitled to any such adjustments at a later date. Please reconcile and revise your disclosure on page 90 to avoid suggesting that any right to additional securities was waived in its entirety. Revise to clearly state, if true, that any adjustments required by Section 2.1(d) of your Share Purchase Agreement with Alpha, including with respect to securities issued in your IPO, will be effected at the time the Warrants, including the Additional Warrants, issued to the purchasers in the IPO are adjusted pursuant to their respective terms. Clarify whether this means Alpha and the other investors are entitled to additional securities and in what amounts. Further, revise your disclosure in this section to reflect the fact your IPO has closed and remove language that was modified by the IPO closing and by subsequent agreement. For example, you state that the additional securities will be issued to Alpha and the other investors “within 14 days following the completion of our initial public offering,” but this appears to have been modified by the June 2022 consent.

Response: We have revised our disclosure on page 90 of Amendment No. 2 in response to the Staff’s comment.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer